FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of November 2017

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Half Year Report for the 114th Fiscal Year

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: November 30, 2017	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

This document is a translation of the Japanese language original prepared solely for convenience of reference. In the event of any discrepancy between this translated document and the Japanese language original, the Japanese language original shall prevail.

NOMURA

Half Year Report for the 114th Fiscal Year

(From April 1, 2017 to September 30, 2017)

Nomura Holdings, Inc.

Dear shareholders,

I am pleased to present Nomura’s business report for the first half of the 114th fiscal year.

In the first half, volatility fell in the fixed income market and client trading declined as interest rates continued to hover around zero. On the other hand, the Nikkei Stock Average made sustained gains and in November reached its highest level since 1992, supported by firm economic indicators and robust U.S. stocks. The yen remained strong, with the dollar-yen rate in the 110 yen range.

Operating under these conditions, Retail reported stronger revenues from stocks, bonds and investment trusts and recurring revenue climbed higher, as investor sentiment improved on the back of a market recovery.

Asset Management saw ongoing inflows into the investment trust and investment advisory businesses, and assets under management hit an all-time high.

In Wholesale, Fixed Income slowed on weaker client activity. Despite this, the business remained profitable due to our continued efforts to stringently control costs and manage our risk exposure.

Overall, we were able to post stronger net revenue and income before income taxes compared with the same period last year.

Nomura declared a dividend of 9 yen per share for which the record date is September 30, 2017. We took into consideration financial and capital regulations in Japan and overseas, our consolidated earnings, and target consolidated dividend payout ratio of 30 percent, among other factors.

We remain committed to contributing to an affluent society through the capital markets. We will strive to become the most trusted partner for our clients in order to make Nomura the financial services group of choice.

Thank you very much for your continued support.

Koji Nagai

Representative Executive Officer

Group CEO

Nomura Holdings, Inc.

November 2017

Overview of Consolidated Operating Results for the First Half of the Fiscal Year (April 1, 2017 through September 30, 2017)

			(Billions of yen)
	Three months ended June 30, 2017	Three months ended September 30, 2017	Six months ended September 30, 2017
Net revenue	360.8	351.5	712.3
Income before income taxes	77.4	83.0	160.5
Net income attributable to NHI shareholders	56.9	51.9	108.7

Note: Rounded to the nearest hundred million yen.

Key Points

•	In the first quarter, we reported robust performance in all three divisions. Net income was 56.9 billion yen as the international business continued to be profitable.

•	Second quarter net income was 51.9 billion yen, roughly unchanged from the same quarter last year, mainly driven by solid performance in Retail and Asset Management.

•	Overall, in the first half of the fiscal year, stronger year-on-year performance in our Retail and Asset Management businesses compensated for weaker Fixed Income revenues. Net income was 108.7 billion yen for the first six months, surpassing the100 billion yen mark for the third consecutive year.

Retail

			(Billions of yen)
	Three months ended June 30, 2017	Three months ended September 30, 2017	Six months ended September 30, 2017
Net revenue	101.7	101.8	203.5
Income before income taxes	24.9	25.5	50.4

•	In the first quarter, revenues were roughly the same as the previous quarter due to an uptick in investor sentiment as market conditions improved. Continued net inflows into investment trusts and discretionary investments lifted discretionary investment assets under management to over 2.5 trillion yen.

•	In the second quarter, net inflows into investment trusts and discretionary investments helped drive up recurring revenue and the recurring revenue cost coverage ratio. As a result, revenue and income before income taxes were higher quarter on quarter.

•	Retail client assets climbed to a historic high of 115.2 trillion yen as of the end of September. We will continue our efforts to transform our Retail business model in keeping with our ongoing commitment to increase client satisfaction and become a financial institution that people turn to.

Asset Management

			(Billions of yen)
	Three months ended June 30, 2017	Three months ended September 30, 2017	Six months ended September 30, 2017
Net revenue	28.1	35.4	63.5
Income before income taxes	13.6	20.5	34.0

•	In the first quarter, both revenue and income before income taxes rose on a quarter-on-quarter basis. In addition to market factors, the quarter was driven by inflows primarily into ETFs, which helped push assets under management to a record high, and gains related to American Century Investments (ACI).

•	In the second quarter, trends from the first quarter continued, lifting assets under management to a new all-time high for the fourth straight quarter, while income before income taxes reached its strongest level since the year ended March 2002.

•	The investment trust business saw continued inflows into bond funds and Indian equity funds that have delivered robust performance. In the investment advisory business, we booked continued inflows into high yield products overseas.

•	We continue to enhance collaboration with ACI, with which we entered into a strategic partnership at the end of 2015, through the mutual provision of products.

Wholesale

			(Billions of yen)
	Three months ended June 30, 2017	Three months ended September 30, 2017	Six months ended September 30, 2017
Net revenue	179.3	159.0	338.3
Income before income taxes	25.4	17.0	42.3

•	In the first quarter, revenue increased but income before income taxes fell quarter on quarter. Revenues were boosted by increased client inflows as the market environment improved, while higher expenses for deferred compensation drove down income before income taxes despite continuous efforts to maintain stringent control on costs.

•	The second quarter witnessed a quarter-on-quarter decline in both revenue and income before income taxes. Although expenses dropped quarter on quarter mainly due to our focus on pay for performance, revenue contracted as many investors refrained from trading because of heightened geopolitical risk and uncertainty surrounding monetary policy.

Global Markets

•	In the first quarter, we achieved a quarter on quarter increase in revenue as client activity rebounded. The Rates business continued to drive Fixed Income revenues, and the Foreign Exchange and Structured Products businesses recorded strong performances. Equities was boosted by robust performance in Derivatives in the Americas.

•	In the second quarter, low market volatility and a drop off in client activity led to a quarter-on-quarter decline in revenues. Equities revenues were flat despite a solid performance in Japanese primary deals and Cash Equities in Asia, and Fixed Income revenues declined mainly due to subdued performance in Rates in the Americas and EMEA.

Investment Banking

•	In the first quarter, we reported lower revenue compared to the quarter before but all regions recorded higher revenues on a year-on-year basis. Internationally, growth in M&A multi-product deals and the Solutions business such as FX and rates transactions catering to the needs of clients helped secure revenues comparable to Japan. In Japan, an increase in DCM mandates and the Solutions business, including the liquidation of shares held by corporations, contributed to revenues.

•	In the second quarter, revenues fell quarter on quarter, but international revenues grew year on year. High-profile deals in Japan and overseas, including large financing and advisory mandates, and contributions from M&A-related products drove revenues.